SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CHANGES OF COMPANY SECRETARY
AND
PRINCIPAL PLACE OF BUSINESS
The directors of SUNDAY Communications Limited (the "Company") announce that Mr Mak Wai Man, Raymond resigned and Ms Hui Hon Hing, Susanna was appointed as the Company Secretary of the Company with effect from 16 December 2005.

The principal place of business of the Company in Hong Kong was changed to 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong with effect from 16 December 2005.

CHANGE OF COMPANY SECRETARY

The directors of the Company announce that Mr Mak Wai Man, Raymond ("Mr Mak") resigned as the Company Secretary of the Company with effect from 16 December 2005. The Company confirms that there are no other matters in relation to Mr Mak's resignation that need to be brought to the attention of the shareholders of the Company. Taking this opportunity, the directors of the Company would like to express their gratitude to Mr Mak for his past contribution to the Company.

The directors of the Company are pleased to announce that Ms Hui Hon Hing, Susanna, an Executive Director of the Company, has been appointed as the Company Secretary of the Company with effect from 16 December 2005. Ms Hui is a qualified accountant and is a member of both the Hong Kong and the American Institute of Certified Public Accountants.

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The directors of the Company further announce that the principal place of business of the Company in Hong Kong was changed to 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong with effect from 16 December 2005.
By order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 16 December 2005

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa; Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Non-executive Director:
Hongqing Zheng

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen